

September 27, 2010

David W. Hitchcock
Chief Financial Officer
Syniverse Holdings, Inc.
Syniverse Technologies, Inc.
8125 Highwoods Palm Way
Tampa, Florida

      Re: **Syniverse Holdings, Inc.**
            Syniverse Technologies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed February 26, 2010
            Schedule 14A
            Filed April 5, 2010
            File No. 001-32432

Dear Mr. Hitchcock:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      /s/ Celeste Murphy for
                      Larry Spirgel
                      Assistant Director